NT 10-K 1 kamant10koct31.htm

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-164206

Form 10-K

Form 20-F

Form 11-K

X Form 10-Q

Form 10-D

Form N-SAR

Form N-CSR

For the Period Ended:January 31, 2013

Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Kama Resources Inc. Full name of Registrant

N/A Former name if applicable

Suite 1707-B, 17th Floor, CTS Center 219 Zhong Shan Wu Road Guangzhou, China 510030

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

Management deems additional time necessary in order to ensure full and complete and accurate disclosure.

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PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dayong Sun, Telephone Number: 949-419-6588

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

X Yes _ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

o Yes X No

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Kama Resources Inc. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2013

By: /s/ Dayong Sun

Name: Dayong Sun

Title: President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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